Exhibit 21
Listing of Subsidiaries

Name of Subsidiary	State of Incorporation or Organization

Direct Methanol Fuel Cell Corporation	Delaware
VIASPACE Green Energy, Inc.	British Virgin Islands
Inter-Pacific Arts Corp.	British Virgin Islands
Guangzhou Inter-Pacific Arts Corp.	People’s Republic of China
Ionfinity LLC	Delaware
VIASPACE Security Inc.	Delaware
Concentric Water Technology LLC	Delaware